Global X Funds
605 Third Avenue, 43rd Floor
New York, NY 10158

July 29, 2021

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention:    Alison White, Esq.

        Re:    Global X Funds
            File No. 333-151713, 811-22209

Dear Ms. White:

On behalf of Global X Funds (the “Registrant” or the “Trust”) and its series, the Global X Solar ETF (the “Fund”), included in Post-Effective Amendment No. 642 (the “Amendment”) to the Registrant’s registration statement on Form N-1A (the “Registration Statement”), below you will find the Registrant’s responses to the comments that you had conveyed to the undersigned on July 2, 2021 with regard to the Amendment. The Amendment was filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 24, 2021, pursuant to the Investment Company Act of 1940, as amended (the "1940 Act"), and Rule 485(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”).

U.S. Securities and Exchange Commission
Attention: Alison White, Esq.
July 29, 2021

Below we have summarized your comments, in italics, and presented the Registrant’s response to each comment. The responses will be incorporated into a post-effective amendment filing to the Registration Statement to be made pursuant to Rule 485(b) under the Securities Act. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.
1. Comment: Please associate the Fund’s ticker symbol with its series and class identifier on EDGAR and substitute the appropriate ticker symbol for the current placeholder on the cover page of the Fund's Prospectus.
Response: The Registrant has updated the Fund’s Registration Statement and has updated its series and class identifier on EDGAR with the Fund’s ticker symbol.
PROSPECTUS
2.Comment: Please provide the Staff supplementally with a copy of the index methodology as well as a model portfolio identifying each constituent, its index weight, country and sector exposures. With respect to the top 15 constituents, please briefly explain how each company qualifies as a “solar” company.
Response: Please find attached the requested information.
FEES AND EXPENSES
3. Comment: Please provide the Staff with a completed copy of the fee table and expense example prior to the effectiveness of the post-effective amendment to the Fund’s Registration Statement. In addition, please include an explanation of how the Registrant estimated “Other Expenses” and determined that the estimate was reasonable.

U.S. Securities and Exchange Commission
Attention: Alison White, Esq.
July 29, 2021

Response: The Registrant has completed the Fund’s fee table and expense example, which are included below. Regarding “Other Expenses” and how the Registrant determined the estimated “Other Expenses” were reasonable, pursuant to the unitary expense arrangement described in “FUND MANAGEMENT – Investment Adviser,” the management fee will cover the cost of investment advisory, supervisory and administrative services. In addition, the Adviser will pay all costs of various third-party services required by the Fund, including audit, certain custody, portfolio accounting, legal, transfer agency and printing costs. The Adviser does not currently anticipate that the Fund would incur expenses that would not be covered by the unitary fee and that would amount to the threshold for disclosure in the fee table. The Fund submits that the basis for this estimate is similar to its estimates used for recent funds launched by the Registrant.
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):

Management Fees:	0.50%
Distribution and Service (12b-1) Fees:	None
Other Expenses:[1]	0.00%
Total Annual Fund Operating Expenses:	0.50%
1    Other Expenses are based on estimated amounts for the current fiscal year.

Example: The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. This example does not take into account customary brokerage commissions that you pay when purchasing or selling Shares of the Fund in the secondary market. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

U.S. Securities and Exchange Commission
Attention: Alison White, Esq.
July 29, 2021

One Year	Three Years
$51	$160
4. Comment: The Fund has an independent obligation under Rule 35d-1 of the 1940 Act (the “Names Rule”) to invest at least 80% of its net assets plus borrowings for investment purposes in Solar Companies. As currently written, the Staff believes that the Underlying Index description does not appear likely to satisfy the Names Rule. For example, the Staff notes that language like “[T]he Underlying Index is designed to provide exposure to companies that have business operations in the provision of solar energy” and that “the Underlying Index will include securities issued by “Solar Companies” appears too vague to generate the types of exposures required by the Names Rule. Please revise the Item 9 disclosure to include an 80% policy tied to Solar Companies and clearly define Solar Companies so that investors may understand the investment exposure being offered.
Response: The Registrant has updated the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES” as shown in Appendix A hereto. In addition, the Registrant has added the following disclosure to the section of the Fund’s Prospectus titled “ADDITIONAL INFORMATION ABOUT THE FUND”:
The Fund invests at least 80% of its total assets in the securities of the Underlying Index. Solely for purposes of complying with this policy, the Fund only views securities issued by Solar Companies as satisfying this criterion.
5. Comment: With respect to the section titled “PRINCIPAL INVESTMENT STRATEGIES” in the Fund’s Prospectus, please revise the second sentence in the second paragraph as excerpted below to note that the Underlying Index “consists of” securities issued by Solar Companies.
“Specifically, the Underlying Index will include securities issued by “Solar Companies” as defined by Solactive AG, the provider of the Underlying Index (the "Index Provider").”

U.S. Securities and Exchange Commission
Attention: Alison White, Esq.
July 29, 2021

Response: The Registrant has revised the second sentence in the second paragraph of the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES” as follows in response to the Staff’s comment:
Specifically, the Underlying Index consists of ~~will include~~ securities issued by “Solar Companies” as defined by Solactive AG, the provider of the Underlying Index (the "Index Provider").
6. Comment: In the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”, under the heading “Solar Energy Materials & Components”, with respect to companies involved in the production of raw materials “primarily used” in solar panels, please inform the Staff in correspondence what the Registrant means by “primarily used”. If these materials such as silicon are used in other products, what percentage of a companies’ revenues, operating income, or assets would have to be attributable to solar to qualify and how is this determined.
Response: The Registrant has revised the disclosure under the heading “Solar Energy Materials” in the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES” as noted in Appendix A hereto. Please note that in making the determination that a company is a Solar Company, the Index Provider will consider only those revenues from such materials specifically related to solar technology. For example, for a material such as silicon that can be used in other products, only revenues from silicon that are specifically utilized in solar energy systems and components (as disclosed within financial filings by the companies included in the Underlying Index) are considered with respect to the Underlying Index eligibility determination.
7. Comment: In the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”, under the heading “Solar Energy Systems”, parenthetically provide one or two examples of companies in the Solar Energy Systems category.

U.S. Securities and Exchange Commission
Attention: Alison White, Esq.
July 29, 2021

Response: The Registrant has updated the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”, to provide an example of a type of company that would be included in the Solar Energy Systems & Components category as shown below:
Solar Energy Systems & Components: Companies involved in the development and/or manufacturing of solar energy systems (and the components thereof) that harness energy from the photovoltaic effect or from sunlight to generate electricity. For example. a company involved in the production of solar panels may be categorized as having business activities related to Solar Energy Systems & Components. Solar panels consist of an arrangement of solar photovoltaic cells mounted in a framework for installation.
8. Comment: With respect to the section titled “PRINCIPAL INVESTMENT STRATEGIES” in the Fund’s Prospectus, please inform the Staff of any due diligence that the Adviser did on the Index Provider’s proprietary natural language processing algorithm to ensure that the Underlying Index is consistent with the Fund’s disclosure about the Underlying Index.
Response: The Adviser notes that the results of the natural language processing algorithm are utilized in constructing and ranking an initial universe of eligible companies, not as the sole determinant of a company’s eligibility for inclusion in the Underling Index. This initial universe is intended to encompass companies that may have a reasonable likelihood, upon further review, of demonstrating that at least 50% of revenues are generated from the stated categories of business activities. As such, the natural language processing algorithm may be viewed as generating a starting point for the eventual constituent review. The Index Provider then reviews each company to confirm whether it generates at least 50% of revenues from the stated categories of business activities. Only companies that meet this criterion are eligible for inclusion in the Underlying Index. As such, the Adviser believes this approach is consistent with the Fund’s disclosure about the Underlying Index.
9. Comment: Please provide the completed strategy disclosures in the correspondence filing so that the Staff can review prior to the Amendment’s effectiveness.

U.S. Securities and Exchange Commission
Attention: Alison White, Esq.
July 29, 2021

Response: The Registrant has included a copy of the completed section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES” in Appendix A hereto.

SUMMARY OF PRINCIPAL RISKS
10. Comment: Please revise the Fund’s Prospectus to include principal risk disclosures regarding investing in utilities and industrials companies.

Response: The Registrant notes that as per the revised disclosure in the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”, the Underlying Index has exposure to companies in the information technology sector and the semiconductor & semiconductor equipment industry. Accordingly, the Registrant has revised the sections of the Fund’s Prospectus titled “SUMMARY OF PRINCIPAL RISKS” and “A FURTHER DISCUSSION OF PRINCIPAL RISKS”, as shown below:
SUMMARY OF PRINCIPAL RISKS
Risks Related to Investing in the Information Technology Sector: Companies in the information technology sector are subject to rapid changes in technology product cycles; rapid product obsolescence; government regulation; and increased competition, both domestically and internationally, including competition from foreign competitors with lower production costs. Information technology companies and companies that rely heavily on technology tend to be more volatile than the overall market and also are heavily dependent on patent and intellectual property rights. In addition, information technology companies may have limited product lines, markets, financial resources or personnel.

Risks Related to Investing in the Semiconductors and Semiconductor Equipment Industry: The semiconductors and semiconductor equipment industry is highly competitive, and certain companies in this industry may be restricted from operating in certain markets due to the sensitive nature of these technologies. Companies in this space generally seek to increase silicon capacity, improve yields, and reduce die size in their product designs which may result in significant increases in worldwide supply and downward pressure on prices. Companies involved in the semiconductors and semiconductor equipment industry face increased risk from trade agreements

U.S. Securities and Exchange Commission
Attention: Alison White, Esq.
July 29, 2021

between countries that develop these technologies and countries in which customers of these technologies are based. Lack of resolution or potential imposition of trade tariffs may hinder on the companies’ ability to successfully deploy their inventories. The success of such companies frequently depends on the ability to develop and produce competitive new semiconductor technologies. Companies in this industry frequently undertake substantial research and development expenses in order to remain competitive, and a failure to successfully demonstrate advanced functionality and performance can have a material impact on the company’s business.

A FURTHER DISCUSSION OF PRINCIPAL RISKS
Risks Related to Investing in the Information Technology Sector

Market or economic factors impacting information technology companies and companies that rely heavily on technology advances could have a major effect on the value of the Fund’s investments. The value of stocks of information technology companies and companies that rely heavily on technology is particularly vulnerable to rapid changes in technology product cycles, rapid product obsolescence, government regulation and increased competition, both domestically and internationally, including competition from foreign competitors with lower production costs. Information technology companies and companies that rely heavily on technology, especially those of smaller, less-seasoned companies, tend to be more volatile than the overall market. These companies also are heavily dependent on patent and intellectual property rights, the loss or impairment of which may adversely affect profitability. Additionally, companies in the information technology sector may face dramatic and often unpredictable changes in growth rates and competition for the services of qualified personnel. Companies in the information technology sector are facing increased government and regulatory scrutiny and may be subject to adverse government or regulatory action. Companies in the application software industry, in particular, may also be negatively affected by the decline or fluctuation of subscription renewal rates for their products and services, which may have an adverse effect on profit margins. Companies in the systems software industry may be adversely affected by, among other things, actual or perceived security vulnerabilities in their products and services, which may result in individual or class action lawsuits, state or federal enforcement actions and other remediation costs.

Risks Related to Investing in the Semiconductors and Semiconductor Equipment Industry

The semiconductors and semiconductor equipment industry is highly competitive, and certain companies in this industry may be restricted from operating in certain markets due to the sensitive

U.S. Securities and Exchange Commission
Attention: Alison White, Esq.
July 29, 2021

nature of these technologies. Companies in this space generally seek to increase silicon capacity, improve yields, and reduce die size in their product designs which may result in significant increases in worldwide supply and downward pressure on prices. The success of such companies frequently depends on the ability to develop and produce competitive new semiconductor technologies. Companies in this industry frequently undertake substantial research and development expenses in order to remain competitive, and a failure to successfully demonstrate advanced functionality and performance can have a material impact on the company’s business.

11. Comment: In the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”, please clarify what you mean by “unrelated” when you state that “[T]he Underlying Index is sponsored by the Index Provider, which is an organization that is independent of, and unrelated to, the Fund and Global X Management Company LLC, the investment adviser for the Fund ("Adviser")”. Please clarify whether “unrelated” is the same as unaffiliated.

Response: The Registrant has revised the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES” in response to the comment as follows:

The Underlying Index is sponsored by the Index Provider, which is an organization that is independent of, and unaffiliated with ~~unrelated to~~, the Fund and Global X Management Company LLC, the investment adviser for the Fund ("Adviser").

12. Comment: The Staff notes that the Fund’s Prospectus includes a risk factor related to China A-Shares. Please state in the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES” that the Fund will invest in companies located in China as part of its principal investment strategy.
Response: The Registrant has updated the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES” to include the following sentence at the end of the fourth paragraph:
As of August 1, 2021, the Underlying Index had significant exposure to Chinese issuers. The Fund may invest in China A-Shares, which are issued by companies incorporated in mainland China and traded on Chinese exchanges.

U.S. Securities and Exchange Commission
Attention: Alison White, Esq.
July 29, 2021

A FURTHER DISCUSSION OF OTHER RISKS
13. Comment: With respect to “Leverage Risk” as disclosed in the section of the Fund’s Prospectus titled “A FURTHER DISCUSSION OF OTHER RISKS”, please advise whether the Fund intends to engage in leverage. If so, disclose the amount of leverage, and confirm that the fee table and strategy related disclosures are appropriate. If not, please consider relocating the disclosure to the Statement of Additional Information.
    Response: Currently, the Fund intends to engage in leverage to the extent necessary for short-term or emergency purposes or to maintain the required level of diversification to qualify as a regulated investment company (“RIC”) for purposes of the Internal Revenue Code of 1986, as amended. While these transactions may give rise to leverage, the Fund would only intend on utilizing such transactions on a short-term basis. Although the Fund does not intend on using leverage as part of the Fund’s principal investment strategy, the Registrant believes that in light of the potential limited use for the purposes described above, inclusion of such risk in the Fund’s Prospectus in the Item 9 risk disclosure is appropriate.
14. Comment: Please confirm that any license between the Fund and the Index Provider to use the Underlying Index will be filed as an exhibit to the Fund’s Registration Statement.
Response: The Registrant confirms that the Amended and Restated Sub-License Agreement dated as of November 4, 2013, by and between Global X Management Company LLC and the Registrant as currently filed and listed in Part C of the Registration Statement permits the Fund’s usage of the Underlying Index.

U.S. Securities and Exchange Commission
Attention: Alison White, Esq.
July 29, 2021

Please do not hesitate to contact me at (646) 716-3239 if you have any questions or wish to discuss any of the responses presented above.

                        Respectfully submitted,

                        /s/ Susan D. Lively
                        Susan D. Lively, Esq.

U.S. Securities and Exchange Commission
Attention: Alison White, Esq.
July 29, 2021

APPENDIX A
PRINCIPAL INVESTMENT STRATEGIES

The Fund invests at least 80% of its total assets, plus borrowings for investments purposes (if any), in the securities of the Solactive Solar Index (the "Underlying Index") and in American Depositary Receipts ("ADRs") and Global Depositary Receipts ("GDRs") based on the securities in the Underlying Index. Solely for purposes of complying with this policy, the Fund only views securities issued by Solar Companies (as defined below) as satisfying this criterion. The Fund's 80% investment policy is non-fundamental and requires 60 days prior written notice to shareholders before it can be changed.

The Underlying Index is designed to provide exposure to companies that are positioned to benefit from further advances in the field of solar technology. Specifically, the Underlying Index consists of securities issued by “Solar Companies” as defined by Solactive AG, the provider of the Underlying Index (the "Index Provider"). Solar Companies are those companies that derive at least 50% of their revenues, operating income, or assets from the following business activities:

Solar Energy Materials: Companies involved in the production of raw materials that are primarily used in photovoltaic solar cells or concentrating solar-thermal mirrors or lenses (including silicon, cadmium telluride, copper indium gallium deselenide, titanium dioxide, and/or perovskite).

Solar Energy Systems & Components: Companies involved in the development and/or manufacturing of solar energy systems (and the components thereof) that harness energy from the photovoltaic effect or from sunlight to generate electricity. For example. a company involved in the production of solar panels may be categorized as having business activities related to Solar Energy Systems & Components. Solar panels consist of an arrangement of solar photovoltaic cells mounted in a framework for installation.

Solar Power Production: Companies that generate and distribute electricity from light energy.

Solar Technology: Companies that develop commercial and residential infrastructure, generators, and engines powered by solar energy, as well as residential and commercial scale batteries for electricity produced from solar power, and solar-powered charging systems for electric vehicles or other electric devices.

Solar Installation, Integration & Maintenance: Companies that provide engineering and/or advisory services for the installation, integration, maintenance, and/or utilization of solar power at the residential, commercial, and industrial levels.

In constructing the Underlying Index, the Index Provider first applies a proprietary natural language processing algorithm to the eligible universe, which seeks to identify and rank companies involved in the field of solar technology based on filings, disclosures and other public information (e.g. regulatory filings, earnings

U.S. Securities and Exchange Commission
Attention: Alison White, Esq.
July 29, 2021

transcripts, etc.). The Index Provider also applies an ESG (Environmental, Social and Governance) screening process to the universe of eligible companies. The Index Provider, in partnership with ESG data provider Minerva, on a quarterly basis reviews each constituent of the Underlying Index for compliance with the principles of the United Nations Global Compact. Any existing or potential constituent of the Underlying Index which does not meet the labor, human rights, environmental, and anti-corruption standards as defined by the United Nations Global Compact Principles as of the quarterly review will be excluded from the Underlying Index, as determined by the Index Provider. The highest-ranking companies identified by the natural language processing algorithm, as of the selection date, are further reviewed by the Index Provider to confirm they derive at least 50% of their revenues from the business activities described above.

To be a part of the eligible universe of the Underlying Index, certain minimum market capitalization and liquidity criteria, as defined by the Index Provider, must be met. As of August 1, 2021, companies must have a minimum market capitalization of $200 million and a minimum average daily turnover for the last 6 months greater than or equal to $2 million in order to be eligible for inclusion in the Underlying Index. As of August 1, 2021, companies listed in the following countries were eligible for inclusion in the Underlying Index: Australia, Argentina, Austria, Belgium, Brazil, Canada, Chile, China, Colombia, Czech Republic, Denmark, Egypt, Finland, France, Germany, Greece, Hong Kong, Hungary, Indonesia, Ireland, Israel, Italy, Japan, Kuwait, Malaysia, Mexico, Netherlands, New Zealand, Norway, Pakistan, Peru, Philippines, Poland, Portugal, Qatar, Russia, Saudi Arabia, Singapore, South Africa, South Korea, Spain, Sweden, Switzerland, Taiwan, Thailand, Turkey, United Kingdom, United States, and the United Arab Emirates. As of August 1, 2021, the Underlying Index had significant exposure to Chinese issuers. The Fund may invest in China A-Shares, which are issued by companies incorporated in mainland China and traded on Chinese exchanges.

The Underlying Index is weighted according to a modified capitalization weighting methodology and is reconstituted and re-weighted semi-annually. Modified capitalization weighting seeks to weight constituents primarily based on market capitalization, but subject to caps on the weights of the individual securities. During each rebalance, the maximum weight of a company is capped at 8%, the aggregate weight of companies with a weight greater than or equal to 40% is capped at 4.5%, and all remaining companies are capped at a weight of 4.5%, and all constituents are subject to a minimum weight of 0.3%. Generally speaking, this approach will limit the amount of concentration in the largest market capitalization companies and increase company-level diversification. The Underlying Index may include large-, mid- or small-capitalization companies, and components primarily include information technology companies. As of August 1, 2021, the Underlying Index had 50 constituents. The Fund's investment objective and Underlying Index may be changed without shareholder approval.

The Underlying Index is sponsored by the Index Provider, which is an organization that is independent of, and unaffiliated with, the Fund and Global X Management Company LLC, the investment adviser for the Fund ("Adviser"). In addition, any determinations related to the constituents of the Underlying Index are made independent of the Fund's portfolio managers. The Index Provider determines the relative weightings of the securities in the Underlying Index and publishes information regarding the market value of the Underlying Index.

U.S. Securities and Exchange Commission
Attention: Alison White, Esq.
July 29, 2021

The Adviser uses a "passive" or indexing approach to try to achieve the Fund's investment objective. Unlike many investment companies, the Fund does not try to outperform the Underlying Index and does not seek temporary defensive positions when markets decline or appear overvalued.
The Fund generally will use a replication strategy. A replication strategy is an indexing strategy that involves investing in the securities of the Underlying Index in approximately the same proportions as in the Underlying Index. However, the Fund may utilize a representative sampling strategy with respect to the Underlying Index when a replication strategy might be detrimental or disadvantageous to shareholders, such as when there are practical difficulties or substantial costs involved in compiling a portfolio of equity securities to replicate the Underlying Index, in instances in which a security in the Underlying Index becomes temporarily illiquid, unavailable or less liquid, or as a result of legal restrictions or limitations (such as tax diversification requirements) that apply to the Fund but not the Underlying Index.

The Adviser expects that, over time, the correlation between the Fund's performance and that of the Underlying Index, before fees and expenses, will exceed 95%. A correlation percentage of 100% would indicate perfect correlation. If the Fund uses a replication strategy, it can be expected to have greater correlation to the Underlying Index than if it uses a representative sampling strategy.

The Fund concentrates its investments (i.e., holds 25% or more of its total assets) in a particular industry or group of industries to approximately the same extent that the Underlying Index is concentrated. As of August 1, 2021, the Underlying Index was concentrated in the semiconductors & semiconductor equipment industry and had significant exposure to the information technology sector. The Fund is classified as "non-diversified," which means it may invest a larger percentage of its assets in a smaller number of issuers than a diversified fund.